UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:	333-162510
333-162510-01*
333-162510-02*
333-162510-03*
333-162510-04
LEAP WIRELESS INTERNATIONAL, INC.
CRICKET COMMUNICATIONS, INC.
CRICKET LICENSE COMPANY, LLC*
(Exact name of registrant as specified in its charter)
5887 Copley Drive
San Diego, California 92111
(858) 882-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
7.75% Senior Secured Notes due 2016
Guarantees of 7.75% Senior Secured Notes due 2016

(Title of each class of securities covered by this Form)
Common Stock, par value $0.0001 par value per share, of Leap Wireless International, Inc.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
          Approximate number of holders of record as of the certification or notice date: 40
*	Each of Cricket Licensee (Reauction), LLC, Cricket Licensee I, LLC and Cricket Licensee 2007, LLC were subsidiary guarantors of the 7.75% Senior Secured Notes due 2016 and their guarantees were registered in the Registration Statement on Form S-4 filed with Securities and Exchange Commission on October 15, 2009 (File No. 333-162510). On December 31, 2009, Cricket Licensee I, LLC and Cricket Licensee 2007, LLC were merged with and into Cricket Licensee (Reauction), LLC. In connection with such merger, Cricket Licensee (Reauction), LLC changed its name to Cricket License Company, LLC.

          Pursuant to the requirements of the Securities Exchange Act of 1934, each of Leap Wireless International, Inc., Cricket Communications, Inc. and Cricket License Company, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2010	LEAP WIRELESS INTERNATIONAL, INC.
	By:	/s/ Walter Z. Berger
		Name:	Walter Z. Berger
		Title:	Executive Vice President and Chief Financial Officer

Date: January 29, 2010	CRICKET COMMUNICATIONS, INC.
	By:	/s/ Walter Z. Berger
		Name:	Walter Z. Berger
		Title:	Executive Vice President and Chief Financial Officer

Date: January 29, 2010	CRICKET LICENSE COMPANY, LLC
	By:	Cricket Communications, Inc., its Sole Member and Manager

	By:	/s/ Walter Z. Berger
		Name:	Walter Z. Berger
		Title:	Executive Vice President and Chief Financial Officer